August 31, 2018

Lauren S. Hamill

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:    Impact Shares Funds I Trust (the “Trust”)

Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A

File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On August 27, 2018, you telephonically provided comments (the “Comments”) on Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-1A filed on March 20, 2018 for the Trust with respect to the Impact Shares Sustainable Development Goals Global Equity ETF (the “UN Fund”), a series of the Trust. We have reviewed the Comments and have provided our responses below. Corresponding changes will be made in the next post-effective amendment to the Trust’s registration statement on Form N-1A. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

PROSPECTUS

Fee Table

1.	Comment: Please confirm that the amounts listed with respect to “Other Expenses” are not attributable to acquired fund fees and expenses or other expenses of the UN Fund.

Response: The Trust confirms that amounts listed as “Other Expenses” are not attributable to acquired fund fees and expenses, as the UN Fund is not expected to incur any such expenses.

Prospectus Summary — Principal Investment Strategies

2.

Comment: Disclosure in the UN Fund’s “Principal Investment Strategies” section states that the Fund may invest in “securities of any type.” Please disclose the specific types of securities in which the UN Fund may invest as a principal strategy (i.e., fixed-income, equity, etc.).

Response: The Trust has revised the reference disclosure as follows:

The Fund may invest in securities of any type (including equity and debt securities) and of companies of any market capitalization (including small- and mid-capitalization companies), market sector or industry, but expects to invest primarily in equity securities of U.S. companies and foreign (non-U.S.) companies in both developed and emerging markets.

3.	Comment: Please define the terms Index Provider and Index Universe at the first instance in the principal investment strategies disclosure with respect to the Fund.

Response: The requested changes have been made.

4.

Comment: The staff noted that the index construction methodology for the Underlying Index provides that the “Societal Development Score is further increased using a quantitative scale based on the percentage of a company’s revenue identified as coming from countries defined as “low income” or “lower middle income” by the World Bank or as a “Least Developed Country” by the United Nations.” The staff requests that the principal investment strategies for the UN Fund be revised to include this step in the construction of the Underlying Index.

Response: The requested change has been made, see response to comment 5 below.

5.

Comment: With respect to the fourth sentence in the seventh paragraph of the UN Fund’s principal investment strategies regarding construction of the Underlying Index, the staff requests that the UN Fund’s principal investment strategies be revised as follows: (i) to clarify which entity identifies the social criteria relevant to the UNCDF; (ii) to add disclosure describing the “UN’s Sustainable Development Goals” and the “principles of the UN Global Compact” referenced in the disclosure; and (iii) to explain how “exposure to countries with low levels of socioeconomic development” is determined.

Response: The Trust has revised the referenced disclosure to read as follows:

Morningstar constructs the Underlying Index using company level indicators, scores, and indicator relevance weightings from Sustainalytics, the Fund’s ESG research provider, that include certain social criteria identified ~~as relevant to~~ by the United Nations Capital Development Fund (“UNCDF” or the “Partner Nonprofit”), to measure (i) commitment to the UN’s Sustainable Development Goals,1 (ii) adherence to the principles of the UN Global Compact,2 (iii) commitment to reducing poverty and supporting economic development globally and (iv) exposure to countries with low levels of socioeconomic development for each company within the Parent Index (a company’s “Societal Development Score”). Morningstar determines a company’s exposure to countries with low levels of socioeconomic development using a quantitative scale based on the percentage of a company’s revenue identified as coming from countries defined as “low income” or “lower middle income” by the World Bank or as a “Least Developed Country” by the United Nations, excluding countries that are classified as developed or emerging by Morningstar Indexes, and increases the company’s Societal Development Score accordingly.

6.

Comment: With respect to the fourth sentence in the seventh paragraph of the UN Fund’s principal investment strategies regarding construction of the Underlying Index, the staff requests that the Trust confirm whether all of the following factors must be satisfied for a company to be included in the Underlying Index: (i) commitment to the UN’s Sustainable Development Goals, (ii) adherence to the principles of the UN Global Compact, (iii) commitment to reducing poverty and supporting economic development globally and (iv) exposure to countries with low levels of socioeconomic development.

[1]

The UN Sustainable Development Goals (“SDGs”) are a collection of 17 global goals set by the UN Development Program that calls for integration of economic development, social equity, and environmental protection. Adopted in 2015, the SDGs are intended to stimulate action over the next fifteen years in areas of critical importance for humanity and the planet, including: poverty eradication, food security, health, education, gender equality, access to water, sanitation, clean energy, decent jobs, key infrastructure, strong institutions, inequality reduction, sustainable urbanization, responsible production and consumption patterns, climate change mitigation and adaptation, and ecosystem conservation.

[2]

The UN Global Compact is an arrangement by which companies voluntarily and publicly commit to a set of principles, known as the Ten Principles of the UN Global Compact, all of which are drawn from key UN Conventions and Declarations, in four areas: (i) human rights; (ii) labor; (iii) environment; and (iv) anti-corruption.

Response: A company’s Societal Development Score is determined based upon Morningstar’s measurement of each of the factors (i) through (iv). Based on a company’s Societal Development Score, excluding those companies with a detrimental score for applicable controversies and prohibited activities (as determined by Sustainalytics), the 200 highest scoring companies (after applying the optimized weighting methodology discussed below) are selected by Morningstar as the final Underlying Index components. A company generally must meet most or all of these factors to have a Societal Development Score that would qualify it for inclusion in the Underlying Index.

7.	Comment: The staff requests that disclosure be added stating that the Underlying Index will provide exposure to developed and emerging markets.

Response: The requested changes have been made.

8.

Comment: The staff notes that a company is excluded from the Underlying Index “for applicable controversies and prohibited activities (as determined by Sustainalytics).” The staff requests that disclosure be added describing such controversies and activities.

Response: The Trust has revised the referenced disclosure to state as follows:

After excluding those companies that Sustainalytics determines (i) have products involved in the following activities: adult entertainment, alcoholic beverages, controversial weapons, gambling, military contracting weapons, nuclear energy and small arms, or tobacco, (ii) have a detrimental controversy score for incidents related to a company involving one or more of the following matters: business ethics, governance, public policy, employee relations, social supply chain, society and community, operations, or environmental supply chain, (iii) are not compliant with the principles of the UN Global Compact, or (iv) have a below average Overall ESG Score relative to its global industry peers; the 200 highest scoring companies (after applying the optimized weighting methodology discussed below) are selected by Morningstar as the final underlying index components.

9.

Comment: The staff requests that the disclosure summarizing the social criteria for the Underlying Index in the summary prospectus, statutory prospectus and statement of additional information for the UN Fund be replaced with the list of 32 social criteria specified in the index construction methodology.

Response: The requested changes have been made.

10.

Comment: The staff notes the following language is included in “Foreign Securities Risk” for the UN Fund: “These risks are magnified for investments in issuers tied economically to emerging markets, the economies of which tend to be more volatile than the economies of developed markets.” The staff requests that the Trust consider whether additional risk disclosure is appropriate in light of the anticipated level of the UN Fund’s investments in emerging markets.

Response: The Trust has added the following disclosure:

Emerging Markets Risk. Investing in issuers located in or tied economically to emerging markets is subject to the same risks as foreign market investments, generally to a greater extent. Emerging markets may have additional risks including greater fluctuations in market values and currency exchange rates;

increased risk of default; greater social, economic, and political uncertainty and instability; increased risk of nationalization, expropriation, or other confiscation of assets of issuers to which the Fund may be exposed; increased risk of embargoes or economic sanctions on a country, sector, or issuer; greater governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets; controls on non-U.S. investment, capital controls and limitations on repatriation of invested capital, dividends, interest, and other income, and on the Fund’s ability to exchange local currencies for U.S. dollars; lower levels of liquidity; inability to purchase and sell investments or otherwise settle security or derivative transactions; greater risk of issues with share registration and safe custody; unavailability of currency hedging techniques; differences in, or lack of, auditing and financial reporting standards and resulting unavailability of material information about issuers; slower clearance and longer settlement; and difficulties in obtaining and/or enforcing legal judgments.

11.

Comment: The staff notes that the “Intellectual Property Risk” principal risk discusses the UN Fund’s reliance on licenses to use the “Partner Nonprofit’s name and logo (the “Intellectual Property”) in connection with the name and investment strategies of the Fund.” The staff asks that the Trust consider revising this risk because the UN Fund does not include the UNCDF in its name.

Response: Although the UN Fund does not include the UNCDF in its name, the Trust believes that the reference to the Intellectual Property of the Partner Nonprofit is appropriate due to the use of the Partner Nonprofit’s name and logo in marketing and other materials. The Trust has therefore revised the referenced disclosure to state as follows:

Intellectual Property Risk. The Fund relies on licenses that permit the Adviser to use the Underlying Index and associated trade names, trademarks and service marks of the relevant Index Provider, as well as the Partner Nonprofit’s name and logo (the “Intellectual Property”) in connection with the ~~name and~~ investment strategies of the Fund and/or in marketing and other materials for the Fund. Such licenses may be terminated, and, as a result, the Fund may lose its ability to use the Intellectual Property. In the event a license is terminated or the license provider does not have rights to license the Intellectual Property, the operations of the Fund may be adversely affected.

12.

Comment: The staff noted that the Impact Shares Women’s Empowerment Fund includes the following statement: “The role of the YWCA is similar to that of an advisory board in that it has no power to determine that any security or other investment shall be purchased or sold by the Fund.” The staff requests that the Trust confirm if this statement similarly applies to the UNCDF and if so, to add a similar disclaimer for the UN Fund.

Response: The Trust confirms that this statement applies to the UNCDF and has added the following disclosure:

The role of the UNCDF is similar to that of an advisory board in that it has no power to determine that any security or other investment shall be purchased or sold by the Fund.

13.

Comment: Because the Fund’s investments in non-U.S. companies are anticipated to extend beyond those companies economically tied to countries identified by the United Nations as a “least developed,” please confirm whether the following statement in the section titled About the United Nations Capital Development Fund is applicable: “UNCDF makes public and private finance available for the poor in the world’s 47 least developed countries.”

Response: The Trust has removed the referenced disclosure.

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Should members of the staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Ethan Powell, Trustee

  Brian D. McCabe, Ropes & Gray LLP